Exhibit 99.1

GERD IP, A Subsidiary of Medigus, Files Complaint with Delaware District Court Alleging Infringement of two Proprietary Patents

OMER, Israel, July 13, 2020 - Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced that GERD IP, Inc., a Delaware corporation and majority owned subsidiary of Medigus, filed a complaint with the United States District Court for the District of Delaware, alleging infringement of two of GERD IP’s proprietary patents. The infringement complaint was brought against an active company in the field of medical devices.

The claim for patent infringement refers to two patents issued by the United States Patent and Trademark Office, owned by GERD IP, Inc. In its complaint, GERD IP requested a trial by jury based on the assertion that the defendant has and continues to directly infringe the company’s patents by making, using, testing, selling, offering for sale or importing into the United States products and services covered by GERD IP’s patents.

The technology underlying the allegedly infringed patents serves as the foundation of a device used to perform a minimally invasive, trans-oral fundoplication surgical procedure for the treatment of patients suffering from Gastroesophageal Reflux Disease.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as the receipt by GERD IP of any remedy or court order in its favor in connection with the infringement complaint. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com